UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42013

Super x Ai Techonology Limited

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Resignation and Termination of Directors

On July 31, 2025, the Board of Directors (the “Board”) of Super X AI Technology Limited (the “Company”) approved the termination of Mr. Tang Ho Wai Howard (“Mr. Tang”) as an executive director and accepted the resignation of Mr. Kwai Sze Kit (“Mr. Kwai”) as an independent director of the Company, both effective as of July 31, 2025. Mr. Kwai also resigned from his roles as a member of the Company’s Audit Committee and Compensation Committee and as chairperson of the Nominating and Corporate Governance Committee. Both Mr. Tang’s termination and Mr. Kwai’s resignation was not due to any disagreements with the Company regarding its operations, policies or practices.

Appointment of Mr. Lee Hong Man Herman as Independent Director

On August 1, 2025, the Board appointed Mr. Lee Hong Man Herman (“Mr. Lee”) as an independent director of the Company. Mr. Lee was also appointed as a member of the Company’s Audit Committee and Compensation Committee and as Chairperson of the Nominating and Corporate Governance Committee.

The biographical information of Mr. Lee is set forth below:

Mr. Lee Hong Man Herman is a seasoned capital markets lawyer with over 10 years of experience practicing as a solicitor in Hong Kong. He is currently a counsel at Loeb & Loeb LLP, focusing on U.S. and Hong Kong capital markets work. From 2015 to 2016, he was an associate at Loeb & Loeb LLP (formerly Pang & Co. in association with Loeb & Loeb LLP). He then joined David Fong & Co., where he served as an associate from 2016 to 2020 and later as a partner until 2025. Mr. Lee was admitted as a solicitor of the High Court of Hong Kong in 2014. He holds a Bachelor of Business Administration from the Hong Kong University of Science and Technology (2009), a Master of Arts in law from the University of Bristol (2011), and a postgraduate certificate in laws (PCLL) from the University of Hong Kong (2012).

Appointment of Mr. Yang Jie as Executive Director

On August 4, 2025, the Board also appointed Mr. Yang Jie (“Mr. Yang”) as an executive director of the Company.

The biographical information of Mr. Yang is set forth below:

Mr. Yang is a seasoned finance and energy investment professional with over 30 years of leadership experience in global energy infrastructure and strategic investments. He has led pioneering projects across Canada, Saudi Arabia, Oman, Ethiopia, and Rwanda with a current focus on AI-driven energy infrastructure. Mr. Yang founded and served as CEO of the Canada-China Global Natural Resources Investment Fund, a US$10 billion initiative launched during Canadian Prime Minister Stephen Harper’s 2012 visit to China. He has served in executive and director roles at various public energy companies including Henry Bath & Son Ltd., EMC Financial Limited, MEC Advisory Ltd., and Arsenal Energy Group. His expertise spans energy, infrastructure, commodities, and cross-border investments.

Following these changes, the Company’s Board is composed of four executive directors and three independent directors. As a foreign private issuer, the Company relies on the home country exemption under Nasdaq Listing Rule 5615(a)(3) and is not required to maintain a board comprising a majority of independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: August 6, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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